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                                                               Exhibit 12(a)(11)

Investor Contact: 781-622-1111
Media Contact: 781-622-1252

       THERMEDICS COMPLETES CASH TENDER OFFER FOR THERMEDICS DETECTION

WOBURN, Mass., April 7, 2000 - Thermedics Inc. (ASE-TMD), a Thermo Electron company, announced today that it has successfully completed the cash tender offer of $8.00 per share for any and all outstanding shares of its Thermedics Detection Inc. subsidiary.

         The offer and withdrawal rights expired at midnight on Thursday, April 6, 2000. Based on the preliminary report of the depositary for the offer, American Stock Transfer & Trust Company, approximately 1.9 million Thermedics Detection shares were tendered. This brings Thermedics' and Thermo Electron's combined equity ownership in Thermedics Detection to approximately 98.8 percent. Thermedics expects to complete the spin-in of Thermedics Detection by Tuesday, April 11, through a short-form merger. The short-form merger does not require Thermedics Detection board or shareholder approval.

         Shareholders who tendered their shares in the tender offer will receive payment for their shares shortly. Shareholders who did not tender their shares will also receive $8.00 per share in the short-form merger. Information outlining what steps these Thermedics Detection shareholders must take to obtain payment will be mailed within a week to 10 days.

         The complete terms and conditions of the tender offer are set forth in the offer to purchase, letter of transmittal, and other related materials, which were filed with the Securities and Exchange Commission on March 10, 2000.

         Thermedics Inc. develops, manufactures, and markets diverse product lines, including implantable heart-assist devices and other biomedical products, security instruments, and equipment that assures the quality of a wide variety of consumer products and bulk materials. Thermedics is a public subsidiary of Thermo Electron Corporation. More information is available on the Internet at http://www.thermo.com/subsid/tmd1.html.

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